SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]               Form 40-F   [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

SIGNATURES
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matav- Cable Systems Media Ltd.

(Registrant)

20 November 2002	By:	/s/ Amit Levin

Amit Levin
Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports 8% Increase in Q3 2002 Revenues to NIS 127.5 Million
And Continued Increase in EBITDA to NIS 15 Million

NETANYA, Israel, November 20, 2002 — Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported third-quarter revenues of NIS 127.5 million (US$26.2 million), compared with NIS 118.1 million (US$24.2 million) for the third quarter of 2001. The increased revenues, which came despite a decrease in total subscribers, are attributed to higher sales of tiering and fast Internet access services.

Operating expenses for the third quarter reached NIS 130.8 million (US$26.9 million) compared with NIS 127.8 million (US$26.2 million) for the third quarter of 2001. The increase stems mainly from higher depreciation costs due to the company’s investments in infrastructure and digital set-top boxes.

The gross loss for the third quarter decreased approximately 66 percent to NIS 3.3 million (US$0.7 million) from NIS 9.7 million (US$2.0 million) in the third quarter of 2001.

Third-quarter selling, marketing and G&A expenses declined approximately 25 percent to NIS 21.9 million (US$4.5 million) from NIS 29.1 million (US$6.0 million) in the comparable quarter in 2001. The decline is due mainly to a sharp decrease in selling and marketing expenses to NIS 9.8 million (US$2 million) from NIS 16.6 million (US$3.4 million) in third-quarter 2001.

The third-quarter operating loss dropped 35 percent to NIS 25.2 million (US$5.2 million) from NIS 38.8 million (US$8.0 million) in the year-earlier period.

Financing expenses for the quarter reached NIS 20 million (US$4.1 million) compared with NIS 12.3 million (US$2.53 million) for the comparable quarter in 2001. The increase is attributed to higher real interest rates and an increase in the company’s bank credit line.

The expected merger of the Israeli cable operators, enabled Matav to recognize, in this reported quarter, deferred taxes amounted to NIS 50 million (US$10.3 million), which reflect the expected tax benefit due to the company’s carried forward losses against the expected capital gain from the aforesaid merger.

Matav reported third-quarter net income of NIS 9.4 million (US$1.9 million), or NIS 0.32

 (US$0.06) per ordinary share, compared with a net loss of NIS 66.6 million (US$13.7 million), or NIS 2.31 (US$ 0.47), for the year-ago quarter.

The income per ADS was NIS 0.64 (US$0.13) compared with a net loss of NIS 4.62 (US$0.95) for the year-ago third quarter.

Third-quarter EBITDA improved significantly, reaching NIS 15 million (US$3.1 million), compared with a negative EBITDA of NIS 5.3 million (US$1.1 million) for third-quarter 2001, and an EBITDA of NIS 8 million (US$ 1.6 million) for the second quarter of 2002.

At September 30, 2002, Matav had 277,000 subscribers, compared with 282,000 subscribers at the end of second-quarter 2002. The number of digital subscribers rose to 146,000 from 140,000 at the end of second-quarter 2002. During the third quarter the company maintained the same level of ARPU at NIS 180 (monthly, including 18% value-added tax).

The company’s fast Internet access service, launched in April this year, has attracted more than 19,000 subscribers to date; 10,000 of them joined in the last three months.

Matav CEO Amit Levin commented: “We are very encouraged by Matav’s increased revenues and lower expenses. Our financial results are especially noteworthy considering the intense competition in both the multi-channel television and fast-Internet arenas. We are also continuing our efforts to increase our digital and fast-Internet subscriber bases as well as to launch new services.”

“In addition,” Mr. Levin continued, “the preparations for the cable companies merger are on track. The companies have begun cooperating on marketing and content issues, and we have reason to believe that the merger will close soon, providing a strong basis for improved financial results going forward.”

Revenues for the nine months reached NIS 375.1 million (US$77 million) compared with NIS 364 million (US$74.7 million) for the comparable period in 2001.

Selling, marketing and G&A expenses for the nine-month period declined to NIS 67.1 million (US$13.8 million) from NIS 89.3 million (US$18.3 million) for the comparable period in 2001.

EBITDA for the nine-month period more than quadrupled, reaching NIS 24.7 million (US$5.1 million) from NIS 6.1 million (US$1.3 million) for the year-earlier period.

Nine-month net income reached NIS 133.7 million (US$27.5 million), or NIS 4.63 (US$0.95) per ordinary share, compared with a net loss of NIS 183.5 (US$37.7 million), or NIS 6.36 (US$ 1.30) per ordinary share, for the same period in 2001. The net income per ADS for the nine-month period was NIS 9.26 (US$1.90) compared with a net loss of NIS 12.72 (US$2.61) for the year-ago period.

Management will conduct a teleconference today at 11 a.m. U.S. Eastern Time. To participate, please dial +1-866-500-4964 or
+1-877-332-1104 in the United States and +972-3-925-5910 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 7.5 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV — CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

			Convenience
			Translation
	September 2002 adjusted NIS		into US$

	09/30/02	12/31/01	09/30/02

Assets:	(Unaudited)	(Audited)	(Unaudited)

CURRENT ASSETS:
Cash and cash equivalents	26,596	505	5,460
Short-term deposit	71,455	0	14,669
Accounts Receivable:
Trade	69,460	74,063	14,260
Associated company — current account	171	1,005	35
Other	12,276	16,077	2,520
Deferred taxes	50,000	0	10,265

Total Current Assets	229,958	91,650	47,209

INVESTMENTS AND LONG TERM RECEIVABLES:
Investments in associated companies	24,788	21,437	5,089
Investments in other companies	25,802	25,802	5,297
Long term loans granted to employees	983	2,052	202

	51,573	49,291	10,588

FIXED ASSETS:
Cost	2,012,628	1,918,466	413,186
Less — accumulated depreciation and amortization	977,122	855,541	200,600

	1,035,506	1,062,925	212,586

OTHER ASSETS AND DEFERRED CHARGES, net of accumulated amortization	9,081	8,188	1,864

	1,326,118	1,212,054	272,247

MATAV — CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

			Convenience
			Translation
	September 2002 adjusted NIS		into US$

	09/30/02	12/31/01	09/30/02

Liabilities and Shareholders' Equity	(Unaudited)	(Audited)	(Unaudited)

CURRENT LIABILITIES:
Bank credit	521,181	540,327	106,997
Current maturities of debentures	34,312	34,469	7,044
Accounts payable and accruals:
Trade	86,354	113,235	17,728
Associated company — current account	3,186	9,068	654
Other	147,621	53,961	30,305

Total Current Liabilities	792,654	751,060	162,728

LONG-TERM LIABILITIES:
Liability from employee rights upon retirement, net of amount funded	607	110	125
Loans and debentures (net of current maturities):
Loans from bank and other	162,534	190,608	33,368
Debentures	101,045	135,625	20,744
Customers’ deposits for converters, net of accumulated amortization	19,610	19,690	4,026

Total long-term liabilities	283,796	346,033	58,263

Total liabilities	1,076,450	1,097,093	220,991

SHAREHOLDERS’ EQUITY	249,668	114,961	51,256

	1,326,118	1,212,054	272,247

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MATAV — CABLE SYSTEMS MEDIA LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per ordinary share and per ADS data)

					Convenience
					Translation
	September 2002 adjusted NIS				into US$

	Three Months Ended		Nine Months Ended
					Three Months Ended
	09/30/02	09/30/01	09/30/02	09/30/01	09/30/02

	(Unaudited)		(Unaudited)		(Unaudited)
Revenue	127,493	118,104	375,105	364,013	26,174
Operating Expenses	130,834	127,781	400,427	366,117	26,860

Gross Profit (Loss)	(3,341)	(9,677)	(25,322)	(2,104)	(686)
Selling and Marketing Expenses	9,827	16,574	32,488	44,049	2,017
General and Administrative Expenses	12,033	12,542	34,603	45,288	2,470

	21,860	29,116	67,091	89,337	4,487

Operating Loss	(25,201)	(38,793)	(92,413)	(91,441)	(5,173)
Financial Expenses, net	(19,966)	(12,337)	(27,504)	(33,123)	(4,099)

	(45,167)	(51,130)	(119,917)	(124,564)	(9,272)
Other (Expenses) Income, net	(1,428)	970	300,536	1,577	(293)

Income (Loss) before taxes on income	(46,595)	(50,160)	180,619	(122,987)	(9,565)
Taxes on income	(50,000)	84	59,337	88	(10,265)

Income (loss) from operations	3,405	(50,244)	121,282	(123,075)	700
Share in profits (losses) of associated companies, net	5,984	(16,337)	12,439	(60,391)	1,228

Net Income (Loss)	9,389	(66,581)	133,721	(183,466)	1,928

Net Income (Loss) per ordinary share	0.33	(2.31)	4.63	(6.36)	0.07

Net Income (Loss) per ADS	0.64	(4.62)	9.26	(12.73)	0.13

Weighted average number of shares outstanding in thousands	28,861	28,834	28,861	28,834	28,861

Weighted average number of ADS’s outstanding in thousands	14,431	14,417	14,431	14,417	14,431

Memo EBITDA	15,030	(5,259)	24,721	6,083	3,085

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